May 22, 2019

Michael Beyer
Chief Financial Officer
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119

       Re: Laredo Petroleum, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-35380

Dear Mr. Beyer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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